SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 2054

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

     Form 10-K     Form 20-F     Form 11-K  X  Form 10-Q     Form N-SAR
 ----          ----          ----          ----          ----

                       Commission file number 0-23879
                                             --------
                      FINANCIAL GROUP CONNECTION, INC.
                      --------------------------------
                          Full Name of Registrant

                                    N/A
                                    ----
                         Former Name of Registrant


                          2533 North Carson Street
                         --------------------------
         Address of Principal Executive Offices (Street and Number)

                         Carson City, Nevada 89706
                        ---------------------------
                          City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

      (a) The reasons described in reasonable detail in Part III of this
------    form could not eliminated without unreasonable effort of expense;

  X   (b) The subject annual report, semi-annual report, transition report
------ on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statements or other exhibit required by Rule
------    12b-25 (c) has been attached if applicable.


                            PART III - NARRATIVE

The Company is in the process of finalizing the financial information contained in the Form 10-Q and the information necessary to comply with the disclosures required to be made therein. The Company anticipates filing the Form 10-Q no later than the fifth calendar day from the prescribed due date of such Form 10-Q.


                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Edward W. Babic          (310)               329-3435
----------------         -----               ----------
(Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

          X     Yes            No
     ----------     -----------

(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 Yes            No
     -----------    -----------

     If no, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   The Financial Group Connection, Inc.
                                   ------------------------------------
                                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 1999            The Financial Group Connection, Inc.

                                       /S/ Edward W. Babic
                                   By:  ----------------------
                                        Edward W. Babic
                                        President & Executive Officer